Exhibit 99.3

Condensed interim consolidated financial statements of Liminal BioSciences Inc.

For the quarter ended March 31, 2021

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

	March 31,	December 31,
	2021	2020

ASSETS
Current assets
Cash	$21,564	$45,075
Accounts receivable and others	5,541	4,081
Inventories	4,719	9,377
Prepaids	11,060	14,486
Assets of disposal group held for sale (note 3)	14,389	—
Total current assets	57,273	73,019

Other long-term assets	1,307	1,353
Capital assets (note 5)	15,655	18,791
Right-of-use assets (note 6)	5,960	8,557
Intangible assets (note 7)	14,178	15,492
Deferred tax assets	572	572
Total assets	$94,945	$117,784

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$13,611	$16,835
Current portion of lease liabilities (note 8)	6,983	6,946
Liabilities of disposal group held for sale (note 3)	3,169	—
Total current liabilities	23,763	23,781

Long-term portion of lease liabilities (note 8)	23,807	26,506
Warrant liability (note 9)	11,486	11,640
Long-term debt (note 10)	40,648	40,532
Other long-term liabilities	204	313
Total liabilities	$99,908	$102,772

EQUITY (DEFICIENCY)
Share capital (note 11a)	$977,261	$977,261
Contributed surplus (note 11b)	40,765	39,877
Warrants (note 11c)	95,856	95,856
Accumulated other comprehensive loss	(3,008)	(3,030)
Accumulated other comprehensive loss of disposal group held for sale (note 3)	148	184
Deficit	(1,107,314)	(1,087,049)
Equity attributable to owners of the parent	3,708	23,099
Non-controlling interests	(8,671)	(8,087)
Total equity (deficiency)	(4,963)	15,012
Total liabilities and equity (deficiency)	$94,945	$117,784

Going concern (note 1), subsequent event (note 15)

The accompanying notes are an integral part of the condensed interim consolidated financial statement

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Canadian dollars, except per share amounts) (Unaudited)

Quarters ended March 31	2021	2020
Revenues	$210	$202

Expenses
Research and development expenses	9,250	16,395
Administration expenses	9,139	10,652
Loss (gain) on foreign exchange	41	(1,061)
Finance costs	2,404	1,515
Gain on extinguishments of liabilities	—	(79)
Change in fair value of financial instruments measured at fair value through profit or loss (note 9)	(154)	—
Loss from continuing operations, net of taxes of $nil	$(20,470)	$(27,220)

Loss from discontinued operations, net of taxes $nil (note 4)	(379)	(437)
Net loss	$(20,849)	$(27,657)

Net loss attributable to:
Non-controlling interests - continuing operations	$(584)	$(313)
Owners of the parent
- Continuing operations	(19,886)	(26,907)
- Discontinued operations	(379)	(437)
	$(20,265)	$(27,344)

Net loss	$(20,849)	$(27,657)

Loss per share
Attributable to the owners of the parent basic and diluted:
From continuing operations	$(0.66)	$(1.15)
From discontinued operations	(0.01)	(0.02)
Total loss per share	$(0.68)	$(1.17)
Weighted average number of outstanding shares (in thousands)	29,944	23,386

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31	2021	2020
Net Loss	$(20,849)	$(27,657)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit and loss:
Exchange differences on translation of foreign operations from continuing operations	22	(76)
Exchange differences on translation of foreign operations from discontinued operations (note 4)	(36)	156
Total other comprehensive income (loss)	$(14)	$80

Total comprehensive loss	$(20,863)	$(27,577)

Total comprehensive loss attributable to:
Non-controlling interests	$(584)	$(313)
Owners of the parent
- Continuing operations	(19,864)	(26,983)
- Discontinued operations	(415)	(281)
Total comprehensive loss	$(20,863)	$(27,577)

The accompanying notes are an integral part of the condensed interim consolidated financial statements

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of Canadian dollars) (Unaudited)

	Equity (deficiency) attributable to owners of the parent
	Share capital	Contributed surplus	Warrants	Foreign currency translation reserve	Deficit	Total	Non- controlling interests	Total equity (deficiency)
	$	$	$	$	$	$	$	$
Balance at January 1, 2020	932,951	43,532	95,856	(3,099)	(967,051)	102,189	(7,255)	94,934
Net loss	—	—	—	—	(27,344)	(27,344)	(313)	(27,657)
Foreign currency translation reserve	—	—	—	80	—	80	—	80
Issuance of shares (note 11a)	1,240	—	—	—	—	1,240	—	1,240
Share-based payments expense (note 11b)	—	2,377	—	—	—	2,377	—	2,377
Share-based compensation paid in cash (note 11b)	—	(40)	—	—	—	(40)	—	(40)
Shares issued pursuant to restricted share unit plan (note 11b)	9,764	(9,764)	—	—	—	—	—	—
Share issuance cost	—	—	—	—	(8)	(8)	—	(8)
Balance at March 31, 2020	943,955	36,105	95,856	(3,019)	(994,403)	78,494	(7,568)	70,926
Balance as of January 1, 2021	977,261	39,877	95,856	(2,846)	(1,087,049)	23,099	(8,087)	15,012
Net loss	—	—	—	—	(20,265)	(20,265)	(584)	(20,849)
Foreign currency translation reserve	—	—	—	(14)	—	(14)	—	(14)
Share-based payments expense (note 11b)	—	909	—	—	—	909	—	909
Share-based compensation paid in cash	—	(21)	—	—	—	(21)	—	(21)
Balance at March 31, 2021	977,261	40,765	95,856	(2,860)	(1,107,314)	3,708	(8,671)	(4,963)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars) (Unaudited)

Quarters ended March 31	2021	2020
Cash flows used in operating activities
Net loss from continuing operations during the period	$(20,470)	$(27,220)
Net loss from discontinued operations during the period	(379)	(437)
Adjustments to reconcile net loss to cash flows used in operating activities:
Finance costs and foreign exchange	2,404	517
Loss from disposition of capital and intangible assets	5	20
Change in fair value of financial instruments measured at fair value through profit or loss (note 9)	(154)	—
Gain on extinguishments of liabilities (note 11a)	—	(79)
Share-based payments expense (note 11b)	888	2,337
Depreciation of capital assets (note 5)	589	671
Depreciation of right-of-use assets (note 6)	416	720
Amortization of intangible assets (note 7)	289	238
	(16,412)	(23,233)
Change in non-cash working capital items	(4,562)	(124)
	$(20,974)	$(23,357)
Cash flows used in financing activities
Repayment of principal on long-term debt	—	(165)
Repayment of interest on long-term debt (note 10)	(973)	(251)
Payments of principal on lease liabilities (note 8)	(792)	(2,072)
Payment of interest on lease liabilities (note 8)	(264)	(1,549)
Debt, share and warrants issuance costs	(135)	(8)
	$(2,164)	$(4,045)
Cash flows used in investing activities
Additions to capital assets	(140)	(331)
Additions to intangible assets	(140)	(195)
Proceeds from sale of discontinued operations business, net of cash divested	—	1,175
Transaction costs paid relating to the sale of discontinued operations business	—	(787)
Proceeds from disposal of capital assets	29	—
Interest received	23	216
	$(228)	$78

Net change in cash and cash equivalents during the period	(23,366)	(27,324)
Net effect of currency exchange rate on cash and cash equivalents	(145)	2,594
Cash and cash equivalents, beginning of period	45,075	61,285
Cash and cash equivalents, end of period	$21,564	$36,555
Comprising of:
Cash	21,564	15,242
Cash equivalents	—	21,313
	$21,564	$36,555

Cash flows from discontinued operations are presented in note 4.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

1.	Nature of operations and going concern

Liminal BioSciences Inc, or Liminal, or the Company, is incorporated under the Canada Business Corporations Act and is a publicly traded clinical-stage biotechnology company (Nasdaq symbol: LMNL) focused on discovering and developing novel small molecule drug candidates for the treatment of patients suffering from respiratory fibrotic diseases and other fibrotic or inflammatory diseases that have high unmet medical need. Liminal has a deep understanding of certain biological targets and pathways that have been implicated in the fibrotic process, including fatty acid receptors 1, or FFAR1 also known as G-protein-coupled receptor 40, or GPR40, a related receptor G-protein-coupled receptor 84, or GPR84, and peroxisome proliferator-activated receptors, or PPARs.

Liminal’s lead small molecule segment product candidate, fezagepras or PBI-4050, is being developed for the treatment of idiopathic pulmonary fibrosis, or IPF. The plasma derived therapeutics segment leverages Liminal’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. With respect to this second platform, the Company is focused on the development of its plasma-derived product candidate Ryplazim® (plasminogen) or Ryplazim®, a highly purified glu-plasminogen derived from human plasma that acts as a plasminogen replacement therapy for patients deficient in plasminogen protein.

The Company’s head office is located at 440, Boul. Armand-Frappier, suite 300, Laval, Québec, Canada, H7V 4B4. Liminal has Research and Development facilities in Canada, the U.K. and the U.S. and manufacturing facilities in Canada.

On March 31, 2021, the Company has classified the assets and liabilities of the plasma collection activities as held for sale in the consolidated statements of financial position (note 3). These activities are also presented as discontinued operations in the unaudited condensed interim consolidated financial statements for the quarters ended March 31, 2021 and 2020, or interim financial statements (note 4).

Structured Alpha LP (“SALP”) has been Liminal’s majority and controlling shareholder since the debt restructuring on April 23, 2019 and is considered Liminal’s parent entity for accounting purposes. Thomvest Asset Management Ltd. is the general partner of SALP and the ultimate controlling parent, for accounting purposes, of Liminal is The 2003 TIL Settlement. Prior to this date, Liminal did not have a controlling parent.

The interim financial statements are presented in Canadian dollars, $ or CA$, and have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.

During the three months ended March 31, 2021, the Company incurred a net loss of $20.8 million ($27.7 million for the three months ended March 31, 2020) and had negative operating cash flows of $21.0 million ($23.4 million for the three months ended March 31, 2020). In addition, at March 31, 2021, the Company had a working capital of $33.5 million ($49.2 million at December 31, 2020) and an accumulated deficit of $1,107.3 million ($1,087 million at December 31, 2020). Given Liminal's main activities continue to be in the R&D stage, management has concluded it will need additional sources of financing to ensure it has sufficient funds to continue its operations for at least the next 12 months.

Until the Company completes a significant financing, it continues operating at a low spending level, pacing investments on new research programs, and reducing infrastructure cost, where possible. The need to complete multiple financing transactions is likely to continue until the Company can generate sufficient product revenues to finance its cash requirements. Meanwhile, management may revert to a variety of sources for financing future cash needs including public or private equity offerings, debt financings, strategic collaborations, business and asset divestitures and grant funding amongst others. Despite the Company’s efforts to obtain the necessary funding and improve profitability of its operations, there can be no assurance of its success in doing so, especially with respect to its access to further funding on acceptable terms, if at all.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

These circumstances indicate the existence of a material uncertainty that may cast substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to secure additional capital, it may be required to curtail its research and development initiatives and take additional measures to reduce costs in order to conserve its cash in amounts sufficient to sustain operations and meet its obligations. These measures could cause significant delays in the Company’s preclinical, clinical and regulatory efforts, which are critical to the realization of its business plan. These interim financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

2.	Significant accounting policies
a)	Accounting framework

These interim financial statements have been prepared in accordance with IAS 34, Interim financial reporting. Accordingly, certain information and footnote disclosure normally included in annual financial statements prepared in accordance with IFRS, have been omitted or condensed. These interim financial statements should therefore be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with IFRS and which can be found at www.sec.gov/edgar and at www.sedar.com.

These interim financial statements were approved for issue on May 17, 2021 by the Company’s Audit, Risk and Finance committee as delegated by the Board of Directors.

b)	New standards and interpretations adopted

The accounting policies used in these interim financial statements are consistent with those applied by the Company in its December 31, 2020 audited annual consolidated financial statements except for the adoption of the following amendment on January 1, 2021.

Amendment to IFRS 16, Leases or IFRS 16 for COVID-19-Related Rent Concessions - IFRS 16 has been revised to incorporate an amendment issued by the IASB in May 2020. The amendment permits lessees not to assess whether particular COVID-19-related rent concessions are lease modifications and, instead, account for those rent concessions as if they were not lease modifications. In addition, the amendment to IFRS 16 provides specific disclosure requirements regarding COVID-19-related rent concessions. The adoption of this amendment had no impact on the interim financial statements since the Company has not benefited from COVID-19 related rent concessions.

c)	Significant accounting judgements and critical accounting estimates

The preparation of the interim consolidated financial statements requires the use of judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities and the accompanying disclosures. The uncertainty that is often inherent in these estimates and assumptions could result in material adjustments to assets or liabilities affected in future periods. The significant accounting judgments and critical accounting estimates applied by the Company, disclosed in the audited annual consolidated financial statements for the year ended December 31, 2020, remain unchanged.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

3.	Assets and liabilities held for sale

Following the Company’s announcement in January 2021 that it would evaluate potential alternatives for the plasma-derived therapeutics segment, the Company has progressed in its assessment and has determined that it was most likely that it would complete a sale of its plasma collection activities within a year. As a result, assets and liabilities of the plasma collection cash generating unit, also referred to as the disposal group, which was formerly part of the plasma-derived segment, met the criteria to be classified as held for sale at March 31, 2021. The Company has reclassified all of the assets and liabilities pertaining to the disposal group, whether they were previously classified as current or non-current in the consolidated statements of financial position, under the held for sale lines, presented in the current portion of the consolidated statement of financial position at March 31, 2021. The accumulated other comprehensive loss pertaining to the disposal group was also presented separately.

The major classes of assets, liabilities and accumulated other comprehensive income pertaining to the disposal group and classified as held for sale are as follows:

Accounts receivable	$584
Inventories	7,944
Prepaids	31
Other long-term assets	57
Capital assets	2,514
Intangible assets	1,122
Right-of-use assets	2,137
Total assets of disposal group held for sale	$14,389

Accounts payable and accrued liabilities	387
Current portion of lease liabilities	678
Long-term portion of lease liabilities	2,104
Total liabilities of disposal group held for sale	$3,169

Exchange differences on translating foreign operations	148
Accumulated other comprehensive loss of disposal group held for sale	$148

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

4.	Discontinued operations

At March 31, 2021, the assets and liabilities of the plasma collection activities are presented as held for sale (note 3) and the current and comparative periods results of operations and other comprehensive loss of this disposal group have been presented as discontinued operations. The revenues and costs relating to these activities were reclassified and presented retrospectively in the consolidated statements of operations, statement of comprehensive loss and notes to the interim financial statements as discontinued operations.

Previously, on November 25, 2019, the Company sold two subsidiaries in its bioseparations segment, representing the majority of its bioseparations operations and all of the bioseparations revenues. The results of the comparative periods of the business sold have also been presented as discontinued operations, however for the period ended March 31, 2020, the results of this discontinued operation were $nil.

The consolidated statement of cash flows was not restated to present the cash flows from the discontinued operations separately as the Company selected to provide this information in the present note.

Results and cash flows from discontinued operations

The results from the discontinued operations for the quarters ended March 31, 2021 and 2020 are follows:

	March 31, 2021	March 31, 2020
Plasma collection activities:
Revenues	$526	$901

Expenses
Cost of sales and other production expenses	703	636
Research and development expenses	—	638
Administration expenses	93	20
Gain on foreign exchange	(2)	(71)
Finance costs	111	115
Loss from discontinued operations, net of taxes of $nil	$(379)	$(437)

The cash flows from discontinued operations for the quarters ended March 31, 2021 and 2020 are as follows:

	March 31, 2021	March 31, 2020
Bioseparations activities:
Cash flows from investing activities	$—	$388
Cash generated during the period	$—	$388

Plasma collection activities:
Cash flows used in operating activities	$29	$(227)
Cash flows used in financing activities	(211)	(154)
Cash flows used in investing activities	(2)	(35)
Net effect of currency exchange rate on cash	(1)	23
Cash flows used during the period	$(185)	$(393)
Total cash used by discontinued operations	$(185)	$(5)

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

5.	Capital assets

			Production	Furniture and
	Land and	Leasehold	and laboratory	computer
	Buildings	improvements	equipment	equipment	Total
Cost
Balance at January 1, 2021	4,567	7,349	29,904	3,365	45,185
Additions	—	1	45	3	49
Disposals	—	—	(712)	(191)	(903)
Effect of foreign exchange differences	—	(24)	(10)	(2)	(36)
Reclassified to assets held for sale (note 3)	—	(2,004)	(1,007)	(220)	(3,231)
Balance at March 31, 2021	$4,567	$5,322	$28,220	$2,955	$41,064

Accumulated depreciation
Balance at January 1, 2021	$804	$2,901	$20,208	$2,481	$26,394
Depreciation expense	49	136	302	102	589
Disposals	—	—	(660)	(191)	(851)
Effect of foreign exchange differences	—	(3)	(1)	(2)	(6)
Reclassified to assets held for sale (note 3)	—	(267)	(330)	(120)	(717)
Balance at March 31, 2021	$853	$2,767	$19,519	$2,270	$25,409

Carrying amounts
At March 31, 2021	$3,714	$2,555	$8,701	$685	$15,655
At December 31, 2020	3,763	4,448	9,696	884	18,791

6.	Right-of-use assets

		Production
		and laboratory
	Buildings	equipment	Other	Total
Net book value as at January 1, 2021	$8,086	$426	$45	$8,557
Lease modifications and other remeasurements	(8)	—	(12)	(20)
Depreciation expense	(361)	(46)	(9)	(416)
Effect of foreign exchange differences	(17)	(2)	(5)	(24)
Reclassified to assets held for sale (note 3)	(1,826)	(300)	(11)	(2,137)
Net book value at March 31, 2021	$5,874	$78	$8	$5,960

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

7.	Intangible assets

	Licenses and other rights	Patents	Software	Total
Cost
Balance at January 1, 2021	$162,064	$6,783	$3,306	$172,153
Additions	—	137	(1)	136
Disposals	—	(28)	—	(28)
Effect of foreign exchange differences	—	(8)	(4)	(12)
Reclassified to assets held for sale (note 3)	(1,268)	—	(360)	(1,628)
Balance at March 31, 2021	$160,796	$6,884	$2,941	$170,621

Accumulated amortization
Balance at January 1, 2021	$150,528	$4,429	$1,704	$156,661
Amortization expense	58	97	134	289
Disposals	—	(6)	(1)	(7)
Effect of foreign exchange differences	16	(9)	(1)	6
Reclassified to assets held for sale (note 3)	(422)	—	(84)	(506)
Balance at March 31, 2021	$150,180	$4,511	$1,752	$156,443

Carrying amounts
At March 31, 2021	$10,616	$2,373	$1,189	$14,178
At December 31, 2020	11,536	2,354	1,602	15,492

8.	Lease liabilities

The transactions affecting the lease liabilities during the quarter ended March 31, 2021 were as follows:

2021
Balance at January 1	$33,452
Additions	—
Interest expense	1,353
Payments	(1,056)
Lease modification and other remeasurements	(20)
Effect of foreign exchange differences	(157)
Reclassified to liabilities held for sale	(2,782)
Balance at March 31	$30,790
Less current portion of lease liabilities	6,983
Long-term portion of lease liabilities	$23,807

Interest expense on lease liabilities for the quarter ended March 31, 2021 was $1,353 ($1,549 for the quarter ended March 31, 2020) and is included as part of finance costs in the consolidated statement of operations.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

9.	Warrant liability

As part of the consideration for the private placement completed on November 3, 2020 where SALP and another investor participated equally, and a subsequent amendment to this private placement agreement on November 25, 2020, the Company issued a total of 7,894,734 warrants that expire on November 3, 2025. Both of these issuances combined a referred to as the November 2020 warrants. Each warrant can be exercised to acquire one common share at an exercise price initially set at US$5.50 and that can be reduced if equity financings are completed at a lower price before its expiry. The November 2020 warrants do not meet the definition of an equity instrument since the exercise price is denominated in US$ which is different than the functional currency of Liminal which is the CA$. Consequently, they are accounted for as a financial instrument, presented as a warrant liability in the consolidated statement of financial position and carried at fair value through profit or loss.

The fair value of the November 2020 warrants was $11,486 and $11,640 at March 31, 2021 and December 31, 2020 respectively. The fair value for the November 2020 warrants held by SALP was $5,743 and $5,820 at March 31, 2021 and December 31, 2020 respectively. A gain of $154 resulting from the change in fair value of the November 2020 warrants during the quarter ended March 31, 2021 was recognized in the consolidated statement of operations.

The fair value of the November 2020 warrants on the various dates discussed above was calculated using a Black-Scholes option pricing model in a Monte Carlo simulation in order to evaluate the downward adjustment mechanism to the exercise price. The assumptions used at the different valuation dates are provided in the table below:

	March 31,	December 31,
	2021	2020
Underlying common share fair value (in US$)	$4.13	$4.20
Remaining life until expiry	4.6	4.8
Volatility	50.0%	49.0%
Risk-free interest rate	0.80%	0.34%
Expected dividend rate	—	—
Fair value of a warrant calculated using a Black-Sholes pricing model (in US$)	$1.38	$1.41
Fair value of exercise price adjustment mechanism (in US$)	$0.22	$0.22
Illiquidity discount	28.0%	29.0%
Fair value of a warrant (in US$)	$1.15	$1.16
Fair value of a warrant (in CA$)	$1.45	$1.47

10.	Long-term debt

The transactions during the quarter ended March 31, 2021 were as follows:

2021
Balance at January 1	$40,532
Stated and accreted interest	1,089
Repayment of stated interest	(973)
Balance at March 31	$40,648

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At March 31, 2021, the carrying amount of the debt comprised the following loans:

March 31,
2021
First term loan having a principal of $10,000 maturing on April 23, 2024 bearing stated interest of 8% per annum (effective interest rate of 15.05%) 2)	$8,976
Second term loan having a principal of $29,123 maturing on April 23, 2024 bearing stated interest of 10% per annum (effective interest rate of 10.47%) 2)	29,123
Secured convertible debentures having an aggregate principal amount of $2,410 maturing on March 31, 2022 bearing stated interest of 8% per annum (effective interest rate of 8.24%) 1)	2,549
$40,648
Less current portion of long-term debt	—
Long-term portion of long-term debt	$40,648

1)The secured convertible debentures are secured by all the assets of Fairhaven. The Company’s security interest created pursuant to its consolidated loan agreement with SALP, its parent, is subordinated to the security interest on the Fairhaven assets.

2) The first and second term loans issued under the consolidated loan agreement with SALP are secured by all the assets of the Company and require that certain covenants be respected including maintaining an adjusted working capital ratio.

As at March 31, 2021, the Company was in compliance with all of its covenants under its long-term debt agreements.

11.	Share capital and other equity instruments
a)	Share capital

Changes in the issued and outstanding common shares of the Company during the quarters ended March 31, 2021 and 2020 were as follows:

	March 31, 2021		March 31, 2020
	Number	Amount	Number	Amount
Balance - beginning of period	29,943,839	$977,261	23,313,164	$932,951
Issued to acquire assets	—	—	96,833	1,240
Shares issued pursuant to a restricted share units plan (note 11b)	—	—	10,355	9,764
Balance - end of period	29,943,839	$977,261	23,420,352	$943,955

On January 29, 2020, the Company issued 96,833 common shares as a consideration for the final payment for the licence acquired on January 29, 2018. This transaction was accounted for as an extinguishment of the license acquisition payment obligation and the difference between the carrying value of the liability of $1,319 and the amount recorded for the shares issued of $1,240, which were valued at the market price of the shares on their date of issuance, was recorded as a gain on extinguishment of liabilities of $79 during the quarter ended March 31, 2020.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

b)	Contributed surplus (Share-based payments)

Stock options

For stock options having a CA$ exercise price, the changes in the number of stock options outstanding during the quarters ended March 31, 2021 and 2020 were as follows:

	March 31, 2021		March 31, 2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(in CA$)	Number	(in CA$)
Balance - beginning of period	2,485,555	$18.70	2,209,864	$38.72
Forfeited	(937,496)	15.58	(9,827)	27.51
Expired	—	—	(20)	1,910.00
Balance - end of period	1,548,059	$20.59	2,200,017	$38.75

There were no changes in the number of stock options having a US dollar, or US$, exercise price during the quarter ended March 31, 2021. There were no such stock options issued in the comparative period. At March 31, 2021, the number of stock options outstanding by exercise price were as follows:

		March 31, 2021
		Weighted
		average
		exercise price
	Number	(in US$)
Balance - end of period	305,000	$4.70

In March 2020, Liminal’s board of directors approved a plan to reduce the exercise price of the stock options issued in June 2019, held by active employees and directors at the time of the repricing. On May 26, 2020, a revised exercise price, pending approval, of $15.21 was determined, changing the exercise price to the higher of (i) $15.21 and (ii) the five trading-day VWAP of Liminal common shares on the repricing date. On June 8, 2020, the repricing of 1,929,685 of the outstanding stock options having exercise prices of $27.00 and $36.00 to the revised exercise price was approved at the Company’s annual shareholder meeting.

Although the stock options were not repriced until May 26 2020, management concluded that the service period for employees and directors to earn the modified awards had commenced from the date the Company informed the holders of these stock options of the repricing proposal and the expense resulting from the repricing plan should be recognized starting from that date. Using the revised exercise price of $15.21, the Company calculated the final incremental fair value of the repricing on the grant date of May 26, 2020 to be $3,000. This incremental fair-value will be amortized from the services commencement date of March 25 over the remaining vesting period of the repriced options. The incremental grant date fair value of the repriced options was estimated based on the Black-Scholes option-pricing model calculated before and after the effect of the repricing. The following Black-Scholes assumption were used:

Expected dividend rate	—
Expected volatility of share price	93.2%
Risk-free interest rate	0.4%
Expected life in years	6.3
Weighted average grant date incremental fair value	$1.55

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At March 31, 2021, stock options issued and outstanding denominated in CA$ and US$ by range of exercise price are as follows:

		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in CA$	outstanding	(in years)	(CA$)	exercisable	(CA$)
$7.86 - $11.99	171,250	8.6	$9.58	57,969	$9.76
$14.06	372,430	9.2	14.06	30,000	14.06
$15.21	947,886	8.2	15.21	350,162	15.21
$27.00 - $3,170.00	56,493	7.9	187.20	55,518	177.67
	1,548,059	8.5	$20.59	493,649	$32.77
		Weighted average	Weighted		Weighted
Range of exercise		remaining	average		average
price for stock option	Number	contractual life	exercise price	Number	exercise price
issued in US$	outstanding	(in years)	(US$)	exercisable	(US$)
$4.27	285,000	9.7	$4.27	107,500	$4.27
$10.80	20,000	9.5	10.80	1,666	10.80
	305,000	9.7	$4.70	109,166	$4.27

A share-based payment compensation expense of $909 was recorded for the options for the quarter ended March 31, 2021 ($2,363 for the quarter ended March 31, 2020).

Restricted share units

Changes in the number of restricted share units or RSU outstanding during the quarters ended March 31, 2021 and 2020 were as follows:

	March 31, 2021	March 31, 2020
Balance - beginning of period	4,216	17,565
Forfeited	(24)	(24)
Released	—	(10,355)
Paid in cash	—	(2,948)
Balance - end of period	4,192	4,238

There was no share-based payment compensation expense recorded during the quarter ended March 31, 2021.

During the first quarter of 2020, 2,948 RSU were paid in cash resulting in a reduction to contributed surplus of $40. As March 31, 2020, all RSU outstanding were vested. A share-based payment compensation expense of $14 was recorded during the quarter ended March 31, 2020.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Share-based payments expense

The total share-based payments expense, comprising the above-mentioned expenses for stock options and RSU, has been included in the consolidated statements of operations for the quarters ended March 31, 2021 and 2020 as indicated in the following table:

Quarter ended March 31	2021	2020
Loss from discontinued operations	$(35)	$7
Research and development expenses	(30)	1,015
Administration expenses	974	1,355
	$909	$2,377

c)	Warrants

There were no changes in the number of warrants having a CA$ exercise price during the quarters ended March 31, 2021 and 2020. At March 31, 2021 and 2020, the number of stock options outstanding by exercise price were as follows:

	March 31 2021		March 31, 2020
		Weighted		Weighted
		average		average
		exercise price		exercise price
	Number	(CA$)	Number	(CA$)
Balance of warrants - end of period	172,735	$84.33	172,735	$84.33

There were no changes in the number of warrants having a US$ exercise price during the quarter ended March 31, 2021. These are the same warrants presented as a warrant liability (note 9) and they are listed here with the warrants classified as equity instruments, simply so the readers may see all the warrants outstanding together. There were no warrants having a US$ exercise price issued during the quarter ended March 31, 2020. At March 31, 2021, the number of warrants outstanding by exercise price were as follows:

	March 31, 2021
		Weighted
		average
		exercise price
	Number	(US$)
Balance of warrants - end of period	7,894,734	$5.50

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

At March 31, 2021, the weighted average exercise prices (in CA$ or in US$) and expiry dates for the warrants outstanding are as follows:

	Number	Expiry date	Exercise price (CA$)
	4,000	January 2023	3,000.00
	168,735	April 2027	15.21
Warrants outstanding with an exercise price in CA$	172,735		$84.33
	Number	Expiry date	Exercise price (US$)
Warrants outstanding with an exercise price in US$	7,894,734	November 2025	$5.50

12.	Government Grants

The Company recognized $2,901 of government grants in connection with the Canada Emergency Wage and Rent Subsidy programs for the quarter ended March 31, 2021 ($nil for the quarter ended March 31, 2020) for continuing and discontinued operations in aggregate. These government grants were recorded as a reduction of salary and rent expenses and are recognized as follows in the consolidated statement of operations:

Quarter ended March 31	2021
Research and development expenses	$2,156
Administration expenses	506
Loss from discontinued operations	239
$2,901

13.	Segmented Information

The Company has two operating segments at March 31, 2021; the small molecule therapeutics segment and the plasma-derived therapeutics segment.

Historically, the plasma-derived therapeutics segment contained two cash-generating units or CGUs: the plasma collection CGU and the Ryplazim CGU. The plasma collection activities have been removed from the plasma-derived therapeutics segment for the current period as they are now presented as discontinued operations (note 4). The comparative information has also been restated to reflect this classification retrospectively.

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

Revenues and expenses by operating segments

For the quarter ended March 31, 2021	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$—	$—	$210	$210

Expenses
Manufacturing and purchase cost of product candidates used for R&D activities	20	3,474	—	3,494
R&D - Other expenses	4,660	1,100	(4)	5,756
Administration expenses	799	1,410	6,930	9,139
Segment loss	$(5,479)	$(5,984)	$(6,716)	$(18,179)
Gain on foreign exchange				41
Finance costs				2,404
Change in fair value of financial instruments measured at fair value through profit or loss				(154)
Net loss before income taxes from continuing operations				$(20,470)
Other information
Depreciation and amortization	$261	$850	$183	$1,294
Share-based payment expense	473	(447)	883	909

For the quarter ended March 31, 2020	Small molecule therapeutics	Plasma- derived therapeutics	Reconciliation to statement of operations	Total
Revenues	$—	$—	$202	$202

Expenses
Manufacturing and purchase cost of product candidates used for R&D activities	32	8,702	38	8,772
R&D - Other expenses	3,508	3,998	117	7,623
Administration expenses	716	1,785	8,151	10,652
Segment loss	$(4,256)	$(14,485)	$(8,104)	$(26,845)
Gain on foreign exchange				(1,061)
Finance costs				1,515
Loss on extinguishments of liabilities				(79)
Net loss before income taxes from continuing operations				$(27,220)
Other information
Depreciation and amortization	$228	$1,018	$168	$1,414
Share-based payment expense	558	(20)	1,815	2,353

LIMINAL BIOSCIENCES INC.

CONDENSED INTERIM FINANCIAL STATEMENTS

(In thousands of Canadian dollars) (Unaudited)

14.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below and in other notes accordingly to the nature of the transactions. All material transactions with and balances owed to SALP are disclosed in notes 9, 10, where the transactions are disclosed and otherwise in this note.

These transactions have been recorded at the exchange amount, meaning the amount agreed to between the parties.

During the year ended March 31, 2021, the Company recorded an interest expense and paid interest on the first and second term loans with its parent, SALP, of $1,037 and $973, respectively ($308 and $251, respectively, for the quarter ended March 31, 2020). The Company also recorded professional fee expenses, incurred by the parent and recharged to the Company.

15.	Subsequent Event

On May 14, 2021, the Company signed a share purchase agreement for the sale to Kedrion S.p.A., or Kedrion, of its plasma collection centers operated in Winnipeg, Manitoba and Amherst, New York, through its subsidiaries, Prometic Plasma Resources Inc., and Prometic Plasma Resources (USA) Inc. Subject to the closing of the proposed sale, the Company would receive an aggregate purchase price of US$17 million, representing approximately $20.6 million, and the Company would enter into an option agreement, or the Option, with Kedrion for the right to acquire the remainder of the its plasma-derived therapeutics’ business, including the Ryplazim business, operated through its subsidiaries, Prometic Bioproduction Inc., or PBP, its plasma derived therapeutics’ manufacturing facility, and Prometic Biotherapeutics Inc., or PBT, holder of the Biologics License Application, or BLA, for Ryplazim. The Option would grant Kedrion the right to acquire all of the shares of PBP and PBT by June 15, 2021, for an exercise price of US$5 million payable upon closing of the Option and would entitle the Company to receive up to seventy percent (70%) of the net proceeds which may be received from the sale of a priority review voucher, if granted, associated with a potential U.S. Food and Drug Administration, or FDA, approval of Ryplazim. Upon closing of the exercise of the Option, Kedrion would assume all development, manufacturing and commercialization activities and, operating costs for Ryplazim. Kedrion can extend the Option for a maximum of three months in exchange for an up-front payment of up to US$3 million per month.